Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated September 10, 2020 to Prospectus dated June 26, 2020

Registration No. 333-239467

DOMINION ENERGY, INC.

FINAL TERM SHEET

September 10, 2020

2020 Series D Floating Rate Senior Notes due 2023
Issuer:	Dominion Energy, Inc.

Principal Amount:	$1,000,000,000

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 (stable outlook) BBB (positive outlook) BBB+ (stable outlook)

Trade Date:	September 10, 2020

Settlement Date (T+5)**:	September 17, 2020

Final Maturity Date:	September 15, 2023

Interest Rate:	Three-Month LIBOR Rate (as defined in the preliminary prospectus supplement dated September 10, 2020) plus 53 basis points (0.53%) reset quarterly, subject to the provisions set forth in DESCRIPTION OF THE SENIOR NOTES—Interest in the preliminary prospectus supplement***

Interest Payment Dates:	March 15, June 15, September 15, December 15

First Interest Payment Date:	December 15, 2020

Optional Redemption:	At any time beginning on September 20, 2021 (the first business day after the date that is 12 months following the date of issuance, assuming an issuance date of September 17, 2020) at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date

Price to Public:	100.000%

Proceeds to the Company Before Expenses:	99.650%

CUSIP/ISIN:	25746U DH9/US25746UDH95

Joint Book-Running Managers:	Citigroup Global Markets Inc., Deutsche Bank Securities Inc., PNC Capital Markets LLC and Regions Securities LLC

Co-Manager:	Cabrera Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated September 10, 2020, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

Citigroup Global Markets Inc.	1-800-831-9146 (toll-free)
Deutsche Bank Securities Inc.	1-800-503-4611 (toll-free)
PNC Capital Markets LLC	1-855-881-0697 (toll-free)
Regions Securities LLC	1-800-734-4667 (toll-free)

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the settlement date, which will be the fifth business day following the date of this final term sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next succeeding two business days will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

*** It is highly likely that a Benchmark Transition Event and related Benchmark Replacement Date (each as defined in the preliminary prospectus supplement) will occur with respect to the Three-Month LIBOR Rate. In that event, interest on the Senior Notes will be determined not be reference to the Three-Month LIBOR Rate but instead by reference to a Benchmark Replacement (as defined in the preliminary prospectus supplement). See DESCRIPTION OF THE SENIOR NOTES—Interest—Effect of a Benchmark Transition Event and RISK FACTORS—Risks Relating to the Senior Notes in the preliminary prospectus supplement for more information.